File pursuant to Rule 424(b)(5)

Registration No. 333-116189

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 24, 2004

2,000,000 Shares

Common Shares

        Our common shares are quoted on the Nasdaq National Market under the symbol “CARS.” The last reported sale price on May 31, 2005 was $35.78 per share.

      The underwriters have an option to purchase a maximum of 300,000 additional common shares to cover over-allotments of shares.

      Investing in our common shares involves risks. See “Risk Factors” beginning on page 3 of the accompanying prospectus.

		Underwriting	Proceeds to
	Price to	Discounts and	Capital
	Public	Commissions	Automotive

Per Share	$35.12	$0.50	$34.62
Total	$70,240,000	$1,000,000	$69,240,000

      Delivery of the common shares will be made on or about June 6, 2005.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Bookrunners and Joint Lead Managers

Credit Suisse First Boston	RBC Capital Markets

The date of this prospectus supplement is June 1, 2005.

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TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

      References to “we,” “us” or “our” refer to Capital Automotive REIT or, if the context requires, Capital Automotive L.P., which we refer to as the “Partnership,” and our business and operations conducted through the Partnership and/or directly or indirectly owned subsidiaries. References to “Capital Automotive” or the “REIT” refer solely to Capital Automotive REIT. The REIT is the sole general partner of the Partnership and, as of March 31, 2005, owned approximately 84.2% of the common units of limited partnership interest in the Partnership, which we refer to as Units. Units of the Partnership held by limited partners (other than the REIT) are redeemable, at the option of the holder, for cash, or alternatively, the REIT, at its election, may assume the redemption obligations of the Partnership and acquire the Units in exchange for our common shares on a one-for-one basis.

      In this prospectus supplement, we use the term “dealerships” to refer to franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle business and other related businesses, which are the types of businesses that are operated on our properties. We also use the terms “dealer group,” “tenant” or “operators of dealerships” to refer to the persons and companies that lease our properties.

FORWARD-LOOKING STATEMENTS

      Our prospectus supplement and the accompanying prospectus, including our documents incorporated herein by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Also, documents that we subsequently file with the Securities and Exchange Commission, or the SEC, and that are incorporated into this prospectus supplement and the accompanying prospectus by reference will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as “may,” “will,” “could,” “should,” “plans,” “intends,” “expects,” “believes,” “estimates,” “anticipates” and “continues.” In particular, the risk factors included or incorporated by reference in this prospectus supplement and accompanying prospectus describe forward-looking information. The risk factors are not all-inclusive, particularly with respect to possible future events. Other parts of, or documents incorporated by reference into, our prospectus supplement and accompanying prospectus may also include forward-looking information. Many things can happen that can cause our actual results to be different than those described. We have included some of these factors under the section captioned “Risk Factors” beginning on page 3 of the accompanying prospectus.

      Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements. We make no promise to update any of the forward-looking statements, or to publicly release the results if we revise any of them. You should carefully review the risks and the risk factors described in the section captioned “Risk Factors” beginning on page 3 of the accompanying prospectus, as well as the other information in this prospectus supplement and the accompanying prospectus before buying our common shares.

SUMMARY

      This summary may not contain all of the information that is important to you. You should carefully read the entire prospectus supplement and the accompanying prospectus, especially the “Risk Factors” section beginning on page 3 of the accompanying prospectus and the “Where You Can Find More Information” section on page S-13 of this prospectus supplement, as well as the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus, before making an investment decision. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the underwriters’ over-allotment option is not exercised.

The Company

      We are a self-administered and self-managed real estate company operating as a real estate investment trust, or a REIT, for federal income tax purposes. Our executive officers are Thomas D. Eckert, President and Chief Executive Officer; David S. Kay, Senior Vice President, Chief Financial Officer and Treasurer; Jay M. Ferriero, Senior Vice President and Director of Acquisitions; John M. Weaver, Senior Vice President, Secretary and General Counsel; and Lisa M. Clements, Vice President, Chief Accounting Officer and Controller.

      Our primary business strategy is to purchase real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses under long-term, triple-net leases. In addition, we provide mortgages, facility improvements, construction financing and takeout commitments in certain circumstances. Triple-net leases typically require the tenant to pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. We focus on leasing properties to dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest metropolitan areas in the U.S. in terms of population. We believe that we are the only publicly traded real estate company exclusively pursuing this strategy. The objective of our strategy is to provide long-term, predictable, stable cash flow for our shareholders.

      As of March 31, 2005, we had invested nearly $2.3 billion in 343 properties located in 31 states, consisting of approximately 2,594 acres of land and containing approximately 15.0 million square feet of buildings and improvements. Our tenants operate 505 motor vehicle franchises on our properties, representing 44 brands of motor vehicles, which include all of the top selling brands in the U.S.

      Our principal executive offices are located at 8270 Greensboro Drive, Suite 950, McLean, Virginia 22102 and our telephone number is (703) 288-3075. Our website address is www.capitalautomotive.com. The information contained on our website is not a part of this prospectus supplement or the accompanying prospectus. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after they have been filed with or furnished to the SEC electronically.

THE OFFERING

Issuer	Capital Automotive REIT

Securities offered	2,000,000 common shares plus up to an additional 300,000 common shares issuable upon exercise of the underwriters’ over-allotment option

Shares to be outstanding after this offering	53,933,845(1)

Use of proceeds	We intend to use the net proceeds to repay borrowings under our unsecured credit facility, to fund future property acquisitions, for general corporate purposes or to invest in short-term, income-producing investments.

Risk factors	See “Risk Factors” beginning on page 3 of the accompanying prospectus and other information contained herein for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Nasdaq National Market symbol	“CARS”

(1)	Based on 43,837,580 common shares and 8,096,265 Units outstanding as of May 31, 2005. Excludes common shares issuable upon exercise of outstanding options or that may be issuable upon the payment of phantom shares under our equity incentive plan.

USE OF PROCEEDS

      The net proceeds from the sale of common shares in this offering, after deducting the discounts and commissions to the underwriters and other estimated expenses of this offering payable by us, are estimated to be approximately $69.0 million (approximately $79.4 million if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds to repay borrowings under our unsecured credit facility, to fund future property acquisitions, for general corporate purposes or to invest in short-term, income-producing investments. Our unsecured credit facility, which was used primarily to fund property acquisitions, bears interest at LIBOR plus 95 basis points and terminates in August 2007.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

      For an extensive discussion of the federal income tax considerations with respect to the ownership of our common shares, see the “Federal Income Tax Considerations” section beginning on page 41 of the accompanying prospectus. The following is a supplemental summary of some additional tax considerations.

      Taxation of Capital Automotive. In the opinion of our tax counsel, Pillsbury Winthrop Shaw Pittman LLP, (i) we qualified as a REIT under Sections 856 through 859 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, with respect to our taxable years ended through December 31, 2004; and (ii) we are organized in conformity with the requirements for qualification as a REIT under the Code and our current method of operation will enable us to meet the requirements for qualifications as a REIT for the current taxable year and for future taxable years, provided that we have operated and continue to operate in accordance with various assumptions and factual representations made by us concerning our business, properties and operations. We may not, however, have met or continue to meet such requirements. You should be aware that opinions of counsel are not binding on the Internal Revenue Service or any court. Our qualification as a REIT depends on our ability to meet, on a continuing basis, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that fall within certain categories, the diversity of the ownership of our shares, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail in the accompanying prospectus under “Federal Income Tax Considerations — Requirements for REIT Qualification.” Pillsbury Winthrop Shaw Pittman LLP will not monitor our compliance with the requirements for REIT qualification on an ongoing basis. Accordingly, no assurance can be given that our actual operating results will satisfy the qualification tests.

      2004 Legislation. On October 22, 2004, the President signed into law the American Jobs Creation Act, which amended certain rules relating to REITs. The American Jobs Creation Act revised the following REIT rules:

•	If we fail to satisfy the gross income tests, as described under “Federal Income Tax Considerations — Requirements for REIT Qualification — Income Tests” in the accompanying prospectus, the Act changes eligibility for relief for the failure by providing that relief generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect, and we file a schedule describing each item of our gross income in accordance with regulations to be prescribed by the Treasury. Even if the relief provisions apply, we will be subject to a 100% tax on the greater of (a) the excess of 95% (rather than 90%) of our gross income over our qualifying income under the 95% gross income test or (b) the excess of 75% of our gross income over our qualifying income under the 75% gross income test.

•	For purposes of the 10% asset test (in particular, the requirement that we not own more than 10% of the value of the securities of any issuer other than a taxable REIT subsidiary or another REIT), as described under “Federal Income Tax Considerations — Requirements for REIT Qualification — Asset Tests” in the accompanying prospectus, the exception for certain “straight debt” securities includes debt subject to the following contingencies:

•	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of (x) 0.25% or (y) 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	In addition to straight debt, loans to individuals and estates, securities issued by REITs, and accrued obligations to pay rent will not be considered securities for purposes of the 10% asset test. Moreover, debt instruments issued by a partnership will not be considered securities for purposes of the 10% asset test if the partnership meets the 75% gross income test with respect to its own sources of gross income.

•	For purposes of the 10% asset test, holding a de minimis amount of an issuer’s securities that do not qualify for the straight debt safe harbor (either directly or through a taxable REIT subsidiary) will not prevent straight debt of a partnership or corporation from qualifying for the safe harbor. Specifically, we or a “controlled” taxable REIT subsidiary (one in which we own more than 50% of the voting power or value of the stock) could hold such non-straight debt securities with a value of up to 1% of a partnership’s or corporation’s outstanding securities. There is no limitation on the amount of an issuer’s securities that a non-controlled taxable REIT subsidiary can own.

•	In the event that, at the end of a calendar quarter, more than 5% of our assets are represented by the securities of one issuer, or we own more than 10% of the voting power or value of the securities of any issuer, we will not lose our REIT status if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT status if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, (ii) file a schedule with a description of each asset causing the failure in accordance with regulations prescribed by the Treasury, and (iii) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests. We may not qualify for the relief provisions in all circumstances.

•	In the event that we fail to satisfy a REIT requirement, other than the gross income or asset tests, we will not lose our REIT status but will incur a penalty of $50,000 for each reasonable cause failure to satisfy such a requirement. We may not qualify for this relief provision in all circumstances.

•	“Hedging transaction” means any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into. Income and gain from hedging transactions will be excluded from gross income for purposes of the 95% gross income test (but not the 75% gross income test). Income and gain from hedging transactions will continue to be nonqualifying income for purposes of the 75% gross income test.

•	For non-U.S. shareholders of our publicly traded shares, including our common shares, capital gain distributions occurring after our 2004 taxable year that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as the non-U.S. shareholder does not own more than 5% of that class of our stock at any time during the taxable year.

      The provisions described above relating to the expansion of the “straight debt” safe harbor and the addition of securities that would be exempt from the 10% asset test apply retroactively to taxable years beginning after December 31, 2000. All other provisions apply beginning in 2005.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated June 1, 2005, we have agreed to sell to the underwriters named below the following respective numbers of common shares:

Underwriter	Shares

Credit Suisse First Boston LLC	1,000,000
RBC Capital Markets Corporation	1,000,000

Total	2,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the common shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

      We have granted to the underwriters a 30-day option to purchase up to 300,000 additional common shares at the initial public offering price less the underwriting discounts and commissions. The option may only be exercised to cover any over-allotments of common shares.

      The underwriters propose to offer the common shares initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.25 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$0.50	$0.500	$1,000,000	$1,150,000
Expenses payable by us	$0.10	$0.087	$200,000	$200,000

      We have agreed that, for a period of 45 days after the date of this prospectus supplement, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the underwriters, except for issuances (i) pursuant to our existing dividend reinvestment, stock purchase and other benefit plans, (ii) upon the exercise of options, (iii) upon the redemption of Units, and (iv) in connection with acquisitions, joint ventures and similar types of arrangements as long as the recipients of those securities also agree not to sell or transfer those securities without the prior written consent of the underwriters for a period of 45 days after the date of this prospectus supplement. In addition, we may file registration statements with the SEC registering for resale common shares to be issued to unitholders upon redemption of Units in accordance with our customary practice.

      Our executive officers and certain of our trustees have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any common shares, Units, or securities convertible into or exchangeable or exercisable for any common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the underwriters for a period of 45 days (30 days with respect to common shares acquired upon the exercise of options) after the date of this prospectus supplement.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      The underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees. In connection with this offering, we intend to use certain proceeds of the offering to repay outstanding amounts of our revolving credit facility under which an affiliate of each of the underwriters is a lender.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of common shares in excess of the number of common shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by the underwriters is not greater than the number of common shares that they may purchase in the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of common shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common shares in the open market.

•	Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common shares to close out the short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option. If the underwriters sell more common shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, if the underwriters are market makers in the common shares they may, subject to limitations, make bids for or purchase our common shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of common shares for sale to their online brokerage account holders. Internet distributions, if any, will be allocated by the underwriters on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common shares are made. Any resale of the common shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

Representations of Purchasers

      By purchasing common shares in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under “— Resale Restrictions”.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the common shares, for rescission against us in the event that this prospectus supplement or the accompanying prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our trustees and officers as well as the experts named herein are located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the common shares offered by this prospectus supplement will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, a limited liability partnership including professional corporations. In addition, the description of federal income tax considerations contained in this prospectus supplement under “Additional Federal Income Tax Considerations” and in the accompanying prospectus under “Federal Income Tax Considerations” is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, based upon the opinion of Pillsbury Winthrop Shaw Pittman LLP. Certain legal matters relating to the securities will be passed upon for the underwriters by Hunton & Williams LLP.

EXPERTS

      The consolidated financial statements and schedule of Capital Automotive REIT appearing in the Company’s Annual Report (Form 10-K) for the year ended December 31, 2004, and Capital Automotive REIT’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at:

Public Reference Section Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

      Please call the SEC at (800) SEC-0330 for further information on the operating rules and procedures for the public reference room.

      The SEC allows us to “incorporate by reference” the information we file with them, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and all information that we will later file with the SEC will automatically update and supersede the older information. We incorporate by reference the documents listed below as well as any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act (Exchange Act File No. 000-23733) after the date of this prospectus supplement. Notwithstanding the foregoing, we do not incorporate any portion of a document that is “furnished” to the SEC.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005

•	Our Current Report on Form 8-K/ A dated February 19, 1999 and filed with the SEC on March 11, 2005

•	Our Current Report on Form 8-K dated February 24, 2005 and filed with the SEC on March 2, 2005, as amended by our Current Report on Form 8-K/A dated February 24, 2005 and filed with the SEC on March 30, 2005

•	Our Current Report on Form 8-K dated May 10, 2005 and filed with the SEC on May 13, 2005

      Copies of these filings are available at no cost on our website, www.capitalautomotive.com. Amendments to these filings will be posted to our website as soon as reasonably practicable after filing with the SEC. In addition, you may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You may also request copies of any exhibits to the registration statement. Please direct your request to:

Ms. Lisa M. Clements Capital Automotive REIT 8270 Greensboro Drive Suite 950 McLean, Virginia 22102 (703) 288-3075

      Our prospectus supplement and the accompanying prospectus does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in our prospectus supplement and the accompanying prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved. You may get copies of the exhibits by contacting the person named above.

      You should rely solely on the information in our prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference. We have not authorized anyone else to provide you with different information. We are not offering these securities in any state where the offer is prohibited by law. You should not assume that the information in our prospectus supplement, the accompanying prospectus or any incorporated document is accurate as of any date other than the date of the document.